SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*

                           HASBRO, INC.
                         (Name of Issuer)

               Common Stock, par value $.50 per share
                  (Title of Class of Securities)

                           418 056 107
                          (CUSIP Number)

                Peter R. Haje, Esq., General Counsel
                         Time Warner Inc.
                        75 Rockefeller Plaza
                       New York, New York 10019
                          (212) 484-8000
         (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                          December 23, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 418 056 107                                    Page 2 of 18 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TIME WARNER INC.
     IRS. No.: 13-3527249

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        a/ /     b/ /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

     NUMBER OF               7   SOLE VOTING POWER
     SHARES                      0
     BENEFICIALLY
     OWNED BY                8   SHARED VOTING POWER
     EACH                        0
     REPORTING
     PERSON                  9   SOLE DISPOSITIVE POWER
     WITH                        0

                            10   SHARED DISPOSITIVE POWER
                                 0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                          /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

CUSIP No.  418 056 107                                   Page 3 of 18 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TIME WARNER COMPANIES, INC.
     IRS No.: 13-1388520

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        a/ /     b/ /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE

NUMBER OF                    7   SOLE VOTING POWER
SHARES                           0
BENEFICIALLY
OWNED BY                     8   SHARED VOTING POWER
EACH                             0
REPORTING
PERSON                       9   SOLE DISPOSITIVE POWER
WITH                             0

                            10   SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

CUSIP No.  418 056 107                                   Page 4 of 18 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     WARNER COMMUNICATIONS INC.
     IRS No.: 13-2696809

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        a/ /     b/ /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

NUMBER OF                    7   SOLE VOTING POWER
SHARES                           0
BENEFICIALLY
OWNED BY                     8   SHARED VOTING POWER
EACH                             0
REPORTING
PERSON                       9   SOLE DISPOSITIVE POWER
WITH                             0

                            10   SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                   /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

CUSIP No.  418 056 107                                  Page  5 of 18 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TWI VENTURES LTD.
     IRS No.: 51-0342126

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        a/ /     b/ /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

NUMBER OF                    7   SOLE VOTING POWER
SHARES                           0
BENEFICIALLY
OWNED BY                     8   SHARED VOTING POWER
EACH                             0
REPORTING
PERSON                       9   SOLE DISPOSITIVE POWER
WITH                             0

                            10   SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                   /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                   6 of 18
          Time Warner Inc., a Delaware corporation ("Time
Warner"), Time Warner Companies, Inc., a Delaware corporation
("TWC"), Warner Communications Inc., a Delaware corporation
("WCI") and TWI Ventures Ltd., a Delaware corporation ("TWI
Ltd.") (collectively, the "Reporting Persons"), hereby amend and supplement the Amended and Restated Statement on Schedule 13D, relating to the Hasbro Common Stock dated June 22, 1994, as filed with the Securities and Exchange Commission on June 24, 1994 by the Reporting Persons, as last amended by Amendment No.
10 dated October 10, 1996 (the "Statement"). Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to them in the Statement. As provided in the Joint Filing Agreement filed as an Exhibit hereto, the Reporting
Persons have agreed pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, to file one statement with respect to their ownership of Hasbro Common Stock.

          This amendment to the Statement is being filed to reflect that as of December 23, 1997, Time Warner, TWC, WCI and TWI Ltd. are no longer the beneficial owners of any shares of common stock, par value $.50 per share (the "Hasbro Common Stock") of Hasbro, Inc. ("Hasbro").


Item 3.   Source and Amount of Funds or Other Consideration.

          The response to Item 3 of the Statement is hereby amended by adding paragraphs nine and ten to read in their entirety as follows:
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
                                                                   7 of 18

          "On February 20, 1997, the Board of Directors of Hasbro declared a three-for-two split on the Hasbro Common Stock (the "Hasbro Split"), payable in the form of a 50% stock dividend on March 21, 1997 to all holders of record of Hasbro Common Stock on March 7, 1997.

          As a result of the Hasbro Split, TWI Ltd. became the holder of record of an additional 6,028,780 shares of Hasbro
Common Stock for a total of 18,086,341 shares of Hasbro Common
Stock or approximately 13.6% of the outstanding Hasbro Common Stock."


Item 4.   Purpose of Transaction.

          The response to Item 4 of the Statement is hereby amended by deleting paragraph seven and adding new paragraphs seven and eight to read in its entirety as follows:

          "On December 17, 1997, TWC redeemed for cash all of its outstanding Liquid Yield Option TM Notes ("LYONS") due 2012 for approximately $656 million (the "LYONs Redemption").

          On December 23, 1997, TWC redeemed all of its outstanding $1.24 Preferred Exchangeable Redemption Cumulative Securities ("PERCS") by delivering to the holders of the PERCS all of the 18,086,341 shares of Hasbro Common Stock (the "PERCS Exchange") held of record by TWI Ltd. The PERCS were exchangeable at the option of the holder of such PERCS into Hasbro Common Stock and redeemable, at the option of TWC, in shares of Hasbro Common Stock

                                                                   8 of 18

or cash. As a result of the LYONs Redemption and PERCS Exchange, Time Warner, TWC, WCI and TWI Ltd. are no longer the beneficial owners of any shares of Hasbro Common Stock."


Item 5.   Interest in Securities of the Issuer.

          The response to Item 5 of the Statement is hereby amended and supplemented by inserting the following as the eighth and ninth paragraphs:

          "On March 16, 1992, TW Corp. (which subsequently merged into WCI) received 4,019,187 shares of Hasbro Common Stock as a result of a three-for-two-Stock Split.

          On March 21, 1997, TWI Ltd. received 6,028,780 shares of Hasbro Common Stock as a result of the Hasbro Split."

          Paragraphs ten through twelve (formerly paragraphs eight through ten) of Item 5 of the Statement are hereby amended to read in their entirety as follows:

          "According to Hasbro's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, there were outstanding as of October 31, 1997, 133,920,853 shares of Hasbro Common Stock. Prior to the LYONs Redemption and PERCS Exchange, the 18,086,341 shares of Hasbro Common Stock held by TWI Ltd. and beneficially owned by Time Warner, TWC

                                                                   9 of 18

and WCI, constituted approximately 13.6% of the outstanding Hasbro Common Stock. As a result of the LYONs Redemption and PERCS
Exchange, zero (0) shares of Hasbro Common Stock are held of record by TWI Ltd. and beneficially owned by Time Warner, TWC and WCI.

          Except as described herein, none of Time Warner, TWC, WCI or TWI Ltd. is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement in, any shares of Hasbro Common Stock by Time Warner, TWC, WCI, TWI Ltd. or any person listed in Annexes A, B, C, or D hereto."


Item 7.   Material to be filed as Exhibits.

          Item 7 of the Statement is hereby amended to include
Exhibit Q to read in its entirety as follows:

          Exhibit Q      Joint Filing Agreement among Time Warner
                         Inc., Time Warner Companies, Inc., Warner
                         Communications Inc. and TWI Ventures Ltd.

                                                                   10 of 18

                            SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 1997
                                TIME WARNER INC.

                                BY:    /s/ Thomas W. McEnerney
                                    Name: Thomas W. McEnerney
                                    Title: Vice President

                                TIME WARNER COMPANIES INC.

                                BY:    /s/ Thomas W. McEnerney
                                    Name: Thomas W. McEnerney
                                    Title: Vice President

                                WARNER COMMUNICATIONS INC.


                                BY:    /s/ Thomas W. McEnerney
                                    Name: Thomas W. McEnerney
                                    Title: Vice President

                                TWI VENTURES LTD.


                                BY:   /s/ Spencer B. Hays
                                    Name:  Spencer B. Hays
                                    Title: Vice President

                                                                   11 of 18

                                                        EXHIBIT Q

                      JOINT FILING AGREEMENT

          Time Warner Inc., Time Warner Companies, Inc., Warner Communications Inc. and TWI Ventures Ltd., each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that Amendment No. 11 to the Statement on
Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Common Stock, par value $.50 per share, of Hasbro, Inc., is, and will be, filed jointly on behalf of each such person.

Dated: December 24, 1997      TIME WARNER INC.

                              BY:    /s/ Thomas W. McEnerney
                                    Name: Thomas W. McEnerney
                                    Title: Vice President

                              TIME WARNER COMPANIES, INC.

                              BY:    /s/ Thomas W. McEnerney
                                    Name: Thomas W. McEnerney
                                    Title: Vice President

                              WARNER COMMUNICATIONS INC.

                              BY:    /s/ Thomas W. McEnerney
                                    Name: Thomas W. McEnerney
                                    Title: Vice President

                              TWI VENTURES LTD.

                              BY:    /s/ Spencer B. Hays
                                    Name:  Spencer B. Hays
                                    Title: Vice President

                                                                   12 of 18
                             ANNEX A

     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Merv Adelson        Director            Chairman, East-West
                                        Capital Associates
                                        10100 Santa Monica Blvd.
                                        Los Angeles, CA  90067
                                        (private investment
                                        company)

Timothy A.          Senior Vice         Senior Vice President,
Boggs               President           Time Warner
                                        800 Connecticut Ave.,
                                        NW, Suite 800
                                        Washington, DC 20006

Richard J.          Senior Vice         Senior Vice President
Bressler            President and       and Chief Financial
                    Chief Financial     Officer, Time Warner*
                    Officer

J. Carter Bacot     Director            Chairman and
                                        Chief Executive Officer
                                        The Bank of New York
                                        Company, Inc.
                                        48 Wall Street, 3rd Floor
                                        New York, NY 10286

Stephen F.         Director             President and Chief
Bollenbach                              Executive Officer
                                        Hilton Hotels Corporation
                                        9396 Civic Center Drive
                                        Beverly Hills, CA 90210


*  The business address of Time Warner, TWC and WCI is 75
   Rockefeller Plaza, New York, NY 10019

                                                                   13 of 18

                                        Principal Occupation or
Name                Office              Employment and Address

Beverly Sills       Director            Chairman-Lincoln Center
Greenough                               for the Performing Arts
                                        211 Central Park West
                                        New York, NY 10024
                                        (entertainment)

Gerald Greenwald    Director            Chairman and
                                        Chief Executive Officer of UAL
                                        Corporation
                                        P.O. Box 66100
                                        Chicago, IL 66100

Peter R. Haje       Executive Vice      Executive Vice
                    President,          President, Secretary
                    Secretary and       and General Counsel,
                    General Counsel     Time Warner*

Carla A. Hills      Director            Chairman and Chief
                                        Executive Officer
                                        Hills & Company
                                        1200 19th Street, NW
                                        Washington, DC 20036
                                        (international trade
                                        consultants)

John A. LaBarca     Senior Vice         Senior Vice President
                    President           and Controller,
                    and Controller      Time Warner*

Gerald M. Levin     Director,           Chairman and Chief
                    Chairman and        Executive Officer,
                    Chief Executive     Time Warner*
                    Officer

Philip R.           Senior Vice         Senior Vice President,
Lochner, Jr.        President           Time Warner*


*   The business address of Time Warner, TWC and WCI is 75
    Rockefeller Plaza, New York, NY 10019

                                                                   14 of 18


                                        Principal Occupation or
Name                Office              Employment and Address

Reuben Mark         Director            Chairman and Chief
                                        Executive Officer
                                        Colgate-Palmolive Company
                                        300 Park Avenue
                                        New York, NY 10022
                                        (consumer products)

Michael A. Miles    Director            Former Chairman and
                                        Chief Executive Officer
                                        of Philip Morris
                                        Companies Inc., Director
                                        of Allstate Corp.,
                                        Sears Roebuck & Co.,
                                        Dean Witter, Discover & Co., and
                                        Dell Computer Corporation
                                        1350 Lake Road
                                        Lake Forest, IL 60045

Richard D.          Director            Director and President,
Parsons             and President       Time Warner*

Donald S.           Director            Director of Various
Perkins                                 Companies
                                        21 South Clark St.
                                        Suite 2530
                                        One First National Plaza
                                        Chicago, IL  60603


*  The business address of Time Warner, TWC and WCI is 75
   Rockefeller Plaza, New York,  NY 10019

                                                                   15 of 18


                                        Principal Occupation or
Name                Office              Employment and Address

Robert E.           Director and        Vice Chairman of Time
Turner              Vice Chairman       Warner*, Chairman and
                                        President of TBS
                                        One CNN Center
                                        Atlanta, GA 30303


Raymond S.          Director            Financial Consultant and
Troubh                                  Director of Various
                                        Companies
                                        10 Rockefeller Plaza
                                        New York, NY  10020
                                        (financial consultant)

Francis T.          Director            Chairman of
Vincent, Jr.                            Vincent Enterprises
                                        (private investor),
                                        and Director of Various
                                        Companies
                                        300 First Stamford Place
                                        Stamford, CT 06902


*   The business address of Time Warner, TWC and WCI is 75
    Rockefeller Plaza, New York, NY 10019

                                                                   16 of 18

                             ANNEX B

     The following is a list of the directors and executive officers of Time Warner Companies, Inc. ("TWC"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Old
Time Warner, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Richard J.          Director and        Senior Vice President
Bressler            Senior Vice         and Chief Financial
                    President and       Officer, Time Warner*
                    Chief Financial
                    Officer

Peter R. Haje       Director and        Executive Vice
                    Executive Vice      President, Secretary
                    President,          and General Counsel,
                    Secretary           Time Warner*
                    and General Counsel

Gerald M.           Chairman and Chief  Chairman and Chief
Levin               Executive Officer   Executive Officer,
                                        Time Warner*

Timothy A. Boggs    Senior Vice         Senior Vice President,
                    President           Time Warner
                                        800 Connecticut Avenue, N.W.
                                        Suite 800
                                        Washington, D.C.  20006

Philip R.           Senior Vice         Senior Vice President,
Lochner Jr.         President           Time Warner*

Richard D.          President           President,
Parsons                                 Time Warner*



*   The business address of Time Warner, TWC and WCI is 75
    Rockefeller Plaza, New York, NY 10019

                                                                   17 of 18

                             ANNEX C

     The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Richard J.          Director and        Senior Vice President
Bressler            Senior Vice         and Chief Financial
                    President and       Officer, Time Warner*
                    Chief Financial
                    Officer

Peter R. Haje       Director and        Executive Vice
                    Executive Vice      President, Secretary
                    President           and General Counsel,
                                        Time Warner*

Gerald M.           Chairman and Chief  Chairman and Chief
Levin               Executive Officer   Executive Officer,
                                        Time Warner*

Philip R.           Senior Vice         Senior Vice President,
Lochner Jr.         President           Time Warner*

Richard D.          Director            President,
Parsons             and Office of       Time Warner*
                    the President


*   The business address of Time Warner, TWC and WCI is 75
    Rockefeller Plaza, New York, NY 10019

                                                                    18 of 18
                             ANNEX D

     The following is a list of the directors and executive officers of TWI Ventures Ltd ("TWI Ltd"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of TWI Ltd, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Richard J.          Director and        Senior Vice President
Bressler            President           and Chief Financial
                                        Officer, Time Warner*

Spencer B. Hays     Director and        Vice President
                    Vice President      and Deputy
                                        General Counsel, Time Warner*

Stephen Kapner      Director, Vice      Assistant Treasurer,
                    President and       Time Warner*
                    Treasurer

Margaret Pulgini    Director,           Assistant Vice President
                    Vice President      Wilmington Trust Co.
                    And Secretary       Rodney Square North
                                        Wilmington, DE 19801

James Tamucci       Director,           Tax Executive Director
                    Vice President      Time Warner
                    and Treasurer       1271 Avenue of the Americas
                                        New York, NY 10020

*   The business address of Time Warner, TWC and WCI is 75
    Rockefeller Plaza, New York, NY 10019